ORBIS

02055284

Warsaw, 2002-09-24

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING
OCT 07 2002
WASH. D.C. 154 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,
Please find enclosed the text of the Current report no 29/2002
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

dlw10/9

82-5025

Current report no 29/2002 dated September 24, 2002

The Management Board of Orbis S.A. hereby conveys the information delivered, by the Company's shareholder J.P. Morgan Securities Ltd:

"JP Morgan
J.P. Morgan Securities Ltd
60 Victoria Embankment
London
EC4Y OJP

The Company Secretary
Orbis SA
Ul. Bracka
00-028 Warsaw
Poland

29th August 2002

Dear Sir,

ORBIS
Article 72 of the Securities Act

J.P. Morgan Fleming Asset Management (UK) Limited hereby notifies you of its interest in the share capital of your company as detailed in the schedule attached.

Yours faithfully,

Stefan Giemza
EMEA Compliance Department

Registered in England and Wales number 2711006 at 60 Victoria Embankment, London, EC4Y OJP
Authorised by the FSA. Member of the London Stock Exchange

SCHEDULE 1

ORBIS

J.P. Morgan Fleming Asset Management (UK) Limited's interest follows:

ORIBS PLN2

J.P. MORGAN FLEMING ASSET MANAGEMENT (UK) LIMITED
(DISCRETIONARY INVESTMENT MANAGER)

Registered Holder

Banque de Louvre	56,400
JPMF New Europe Fund	53,000
JPMFF Eastern Europe Eq A/c 757	1,143,900
JPMFF Emerging Europe Eq Fund 700	511,700
JPMFF Euro Converg Eq A/c 713	249,900
OPEEF	45,000
PKEEEF	247,700
	2,307,600

TOTAL INTEREST 5.00% **2,307,600"**

PPO art. 148 point 1